Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

November 17, 2020

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Daniel Morris

Re:	Jiuzi Holdings, Inc.

Amendment No. 1 to

Registration Statement on Form F-1

Filed October 13, 2020

File No. 333-248416

Dear Mr. Morris:

This letter is in response to the letter dated October 27, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jiuzi Holdings, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (the “Amended Registration Statement No. 2”) is being submitted to accompany this letter.

Amendment No. 1 to Form F-1 Filed October 13, 2020

Establish display centers and distribution centers, page 51

1.	We note your response to prior comment 5. Please revise your summary to disclose that you do not have any specific or immediate plans to build distribution centers. In addition, please revise where appropriate to disclose how you intend to use the portion of your offering proceeds that are allotted to developing distribution centers. In this regard, please disclose the amount of proceeds that you will use for these projects and significant milestones and their related costs. To the extent that the distribution centers are not a priority, please revise your use of proceeds accordingly.

RESPONSE: We have revised the disclosure on page 3 that we do not have any specific or immediate plans to build the display centers and distribution centers. We have also revised the disclosure on page 28 regarding our use of proceeds.

Franchise Arrangement and Business Model, page 52

2.	We note your response to prior comment 7. In the bulleted disclosure at the bottom of page 52, you disclose the "franchise fee" for five different periods, or phases, of a store launch. Please tell us whether the term "franchise fee" refers to the expected operational costs associated with each period or the actual fee payable to the franchisor during each period. If your disclosure refers to the operational costs incurred by the franchisor during each period, please revise your disclosure for clarity. In this regard, we note that a "franchise fee" is the typically understood to be the fee payable by the franchisee to the franchisor and should only be used in your disclosure in this manner. Additionally, please revise your added disclosure at page 53 to disclose the terms of your cooperation or partnership agreements with preferred lenders, if material.

RESPONSE: The term “franchise fee” refers to the actual fee payable to us, as franchisor, during the five different period, not the expected operational costs. We have moved the disclosure to page 53 and clarify those were franchise fee payable to us.

Currently we do not have cooperation or partnership agreements with preferred lenders.

Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Shuibo Zhang
Name: Shuibo Zhang
Title: Chief Executive Officer